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Exhibit (a)(1)(xvi)

KUDELSKI GROUP ANNOUNCES EXTENSION OF TENDER OFFER TO
ACQUIRE OPENTV FOR US$1.55 PER SHARE IN CASH

Cheseaux, Switzerland—November 3, 2009—The Kudelski Group (SIX: KUD.VX) today announced that it has extended the expiration date of its tender offer to acquire all outstanding Class A shares of OpenTV Corp. (NASDAQ: OPTV) not already owned by Kudelski or its subsidiaries for US$1.55 per share in cash. The tender offer, which commenced on October 5, 2009, and related withdrawal rights are now scheduled to expire at 11:00 pm New York City time on Thursday, November 12, 2009. The tender offer was previously scheduled to expire on November 6, 2009.

Kudelski decided to extend the expiration date to provide OpenTV shareholders ample time to consider all the relevant information disseminated since the commencement of the offer, including OpenTV's third quarter results being announced today. OpenTV shareholders who have not previously tendered shares and wish to must validly tender their shares on or prior to the expiration date. Shareholders who have previously tendered shares do not need to re-tender or take any other action in response to this extension. Except for the extension of the tender offer expiration date, all other terms and conditions of the offer remain unchanged. OpenTV shareholders are encouraged to review all the materials regarding the tender offer that are available at www.opentvvalue.com.

As of the close of business on Monday, November 2, 2009, approximately 1,535,792 Class A shares of OpenTV had been tendered into and not withdrawn from the offer.

About The Kudelski Group
The Kudelski Group (SIX: KUD.VX) is a world leader in digital security and convergent media solutions for the delivery of digital and interactive content. Its technologies are used in a wide range of services and applications requiring access control and rights management to secure the revenue of content owners and service providers for digital television and interactive applications across broadcast, broadband and mobile delivery networks. The Kudelski Group is also a world technology leader in the area of access control and management of people or vehicles to sites and events. It additionally offers professional recorders and high-end Hi-Fi products. The Kudelski Group is headquartered in Cheseaux-sur-Lausanne, Switzerland. Please visit www.nagra.com for more information.

IMPORTANT INFORMATION

This communication does not constitute an offer to buy or a solicitation of an offer to sell any securities. Kudelski SA and Kudelski Interactive Cayman, Ltd., a subsidiary of Kudelski SA, have filed a Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO with the SEC containing an offer by Kudelski Interactive Cayman, Ltd. to purchase all of the outstanding Class A shares of OpenTV not owned by Kudelski SA or its subsidiaries for US$1.55 per share. The tender offer and withdrawal rights are scheduled to expire at 11:00 pm New York City time on Thursday, November 12, 2009, unless extended as described in the offer to purchase filed with the SEC. The tender offer is being made solely by means of the offer to purchase, and the exhibits filed with respect thereto (including the letter of transmittal), which contain the full terms and conditions of the tender offer. OpenTV shareholders are urged to read carefully in their entirety those and other documents filed with the SEC, as they may be amended, because they contain important information about the tender offer. OpenTV shareholders can obtain copies of all materials filed by Kudelski SA with the

SEC free of charge at the SEC's website, www.sec.gov, or by calling MacKenzie Partners, Inc., the Information Agent for the tender offer, toll-free at 800-322-2885. Shareholders can also access these and other materials related to the tender offer at www.opentvvalue.com.

Investor contacts:	Media contacts:
Santino Rumasuglia	Daniel Herrera (European media)
Kudelski Group	Kudelski Group
+41-21-732-01-24	+41-21-732-01-81
Amy Bilbija/Bob Marese	Andrew Cole/Diane Henry (US media)
MacKenzie Partners	Sard Verbinnen & Co
650-798-5206/212-929-5500	415-618-8750

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  Exhibit (a)(1)(xvi)
KUDELSKI GROUP ANNOUNCES EXTENSION OF TENDER OFFER TO ACQUIRE OPENTV FOR US$1.55 PER SHARE IN CASH